Exhibit 99.1

Ballard Completes Cross-Border $250M ATM Equity Program

VANCOUVER, BC, Sept. 30, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that it has completed an at-the-market equity program (the "ATM Program") announced and entered into on September 1, 2020, raising total gross proceeds of US$250 million. Since the ATM Program was announced, the company has issued a total of 16,450,623 common shares ("Common Shares") from treasury, including 3,680,690 Common Shares on the Toronto Stock Exchange and 12,769,933 Common Shares on the Nasdaq stock exchange. The Common Shares were sold at prevailing market prices at the time of sale, for total gross proceeds of approximately US$250 million.

Total net proceeds from the ATM Program of approximately US$245 million will be used for general corporate purposes.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning the use of proceeds from the ATM Program. These forward-looking statements reflect the Company's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving its business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form and Annual Report on Form 40-F. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

View original content to download multimedia:http://www.prnewswire.com/news-releases/ballard-completes-cross-border-250m-atm-equity-program-301141607.html

SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2020/30/c0895.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 02:00e 30-SEP-20